Exhibit 99.1

Quhuo Announces Changes to Board of Directors

BEIJING, May 17, 2024 — Quhuo Limited (“Quhuo” or the “Company”) (NASDAQ: QH), a leading gig economy platform focusing on local life services in China, today announced that Ms. Chenxi Zhao has resigned from her position as a member of the board of directors (the “Board”), effective on May 16, 2024. The resignation of Ms. Zhao did not result from any disagreement with the Company on any matter relating to the Company’s business operations, financial reporting or controls, policies or practices.

Leslie Yu, Chairman and Chief Executive Officer of Quhuo, commented, “On behalf of the Board, I would like to express my sincere gratitude to Ms. Zhao for her valuable contributions to Quhuo. We wish her continued success in her future endeavors.”

About Quhuo

Quhuo Limited (NASDAQ: QH) is a leading gig economy platform focusing on local life services in China. Leveraging Quhuo+, its proprietary technology infrastructure, Quhuo is dedicated to empowering and linking workers and local life service providers and providing end-to-end operation solutions for the life service market. The Company currently provides multiple industry-tailored operational solutions, primarily including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services, meeting the living needs of hundreds of millions of families in the communities.

With the vision of promoting employment, stabilizing income and empowering entrepreneurship, Quhuo explores multiple scenarios to promote employment of workers, provides, among others, safety and security and vocational training to protect workers, and helps workers plan their career development paths to realize their self-worth.

For more information about Quhuo, please visit https://ir.quhuo.cn/.

For investor and media inquiries, please contact:

Quhuo Limited
E-mail: pr@meishisong.cn